DYNASTY GOLD CORP.
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

January 29, 2004

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Dear Sirs:

RE: Dynasty Gold Corp. (formerly C Squared Developments Inc.)
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News Release dated December 11, 2003;
2. Material Change Report dated December 11, 2003;
3. News Release dated January 28, 2004;
4. Material Change Report dated January 28, 2004;
5. Report of Exempt Distribution dated January 28, 2004;
6. Certificate of Qualifying Issuer dated January 28, 2004;
7. News Release dated January 29, 2004; and
8. Material Change Report dated January 29, 2004.

Yours very truly,

DYNASTY GOLD CORP.
per:

Marilyn Wong, Assistant Secretary

Encl.

82-1756

DYNASTY GOLD CORP.
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

04 FEB 18 AM 7:21

December 11, 2003
NEWS RELEASE 00-18
TRADING SYMBOL DYG.V
SEC 12g3-2(b) #82-1756
www.dynastygoldcorp.com

Further to the Company's news release of October 14, 2003, the Company announces that its Short Form Offering Document dated November 20, 2003, has been filed with and accepted by the TSX Venture Exchange, having an Effective Date of December 2, 2003.

The offering is for a minimum of 2,938,190 units and a maximum of 3,571,429 units, at a price of $0.56 per unit. Each unit consists of one common share and one transferable share purchase warrant, exercisable into a further share of the Company at a price of $0.90 for a period of one year.

Canaccord Capital Corporation ("Canaccord"), the Company's agent in the offering, will receive a commission of 9% of the gross proceeds raised, of which it may elect to be paid up to 50% in units. The agent will also receive up to 714,286 non-transferable share purchase warrants exercisable into 714,286 shares at a price of $0.62 per share for a period of one year, a cash administration fee and a corporate finance fee in shares.

Canaccord is acting as agent for the Company with respect to a concurrent brokered private placement of a further 1,785,714 units at a price of $0.56 per unit, as announced on October 14, 2003. Each unit consists of one common share and one transferable share purchase warrant, exercisable into a further share of the Company at a price of $0.90 for a period of one year.

The Company has completed its private placement of 1,500,000 units at a price of $0.40 per unit, originally announced on August 28, 2003. The securities issued are subject to a 4-month hold period expiring on February 9, 2004. In addition, Canaccord was paid a finder's fee of 89,075 shares, which shares are also subject to a four month hold period.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1156

BC FORM 53-901F

Securities Act (British Columbia)
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. **Reporting Issuer**

Dynasty Gold Corp. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 913-0613

2. **Date of Material Change**

December 11, 2003

3. **Press Release**

A news release was issued on December 11, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

Further to the Company's news release of October 14, 2003, the Company's Short Form Offering Document dated November 20, 2003 has been filed with and accepted by the TSX Venture Exchange, with an Effective Date of December 2, 2003.

5. **Full Description of Material Change(s)**

See attached news release

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: 604 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 12th day of December, 2003.

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President

82-1756

DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

04 FEB 18 AM 7:21

January 28, 2004
NEWS RELEASE
TRADING SYMBOL DYG.V
SEC 12g3-2(b) #82-1756
www.dynastygoldcorp.com

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

The Company is pleased to announce that its offering of 3,571,429 units under a short form offering document, previously announced in the Company's news releases of October 14, 2003 and December 11, 2003, closed on January 28, 2004. The private placement of 1,785,714 units closed in escrow on January 19, 2004. The final closing of that transaction occurred concurrently with the closing of the short form offering. Canaccord Capital Corporation acted as agent to both financings.

In addition, the acquisition of all of the issued and outstanding shares of Terrawest Minerals Inc. ("Terrawest") previously announced October 14, 2003 is also scheduled to complete this week. Terrawest has completed its negotiations with Xinjiang Yunlong Mining Industry Co., Ltd. ("Yunlong"), a subsidiary of Xinjiang Nonferrous Metals Industry (Group) Co. ("Nonferrous") and has entered into a Sino-foreign joint venture contract with Yunlong, replacing the joint venture agreement previously negotiated with Nonferrous. During the course of the negotiations it was determined that a joint venture agreement with the subsidiary was a more appropriate structure for the agreement.

The revised joint venture agreement provides for the contribution of $1,800,000 by the Company to Xinjiang Terraxin Mineral Exploration Co., Ltd. ("Terraxin"), the joint venture company, within three months of the receipt, by Terraxin, of its business licence. The remaining $10,200,000 of the Company's contribution to the Sino-foreign joint venture contract is to be contributed within 30 months of the issuance of the joint venture business licence. In addition, the joint venture contract provides that Terraxin has the right to require that Xinjiang Uygur Autonomous Region Non-ferrous and Geological Mineral Exploration Institute, a subsidiary of Yunlong and an affiliated company of Yunlong transfer the Exploration Licences, which are the subject of the joint venture agreement, to Terraxin at any time.

The Company will issue an additional news release upon completion of all of the transactions described above.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. Reporting Issuer

Dynasty Gold Corp. (the "Company")
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 913-0613

2. Date of Material Change

January 28, 2004

3. Press Release

A news release was issued on January 28, 2004, and disseminated through the facilities of Canada Stockwatch and Market News.

4. Summary of Material Change(s)

The Company announces that its offering of 3,571,429 units under a short form offering document, previously announced in the Company's news releases of October 14, 2003 and December 11, 2003, closed on January 28, 2004. The private placement of 1,785,714 units closed in escrow on January 19, 2004. The final closing of that transaction occurred concurrently with the closing of the short form offering. Canaccord Capital Corporation acted as agent to both financings.

In addition, the acquisition of all of the issued and outstanding shares of Terrawest Minerals Inc. previously announced October 14, 2003 is also scheduled to complete this week.

5. Full Description of Material Change(s)

See attached news release.

6. Reliance on Section 85(2) of the Act (British Columbia)

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

Jonathan George
Telephone: 604 913-0613

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 28th day of January, 2004.

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President

82-1756

FORM 45-102F2



Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Dynasty Gold Corp. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 19, 2004 (the "Distribution Date") of a total of 1,785,714 units of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the Distribution Date.

DATED at Vancouver, British Columbia, this 28th day of January, 2004.

DYNASTY GOLD CORP.

(signed) *"Jonathan W. George"*
Jonathan W. George, President

82-1756.

FORM 45-103F4
REPORT OF EXEMPT DISTRIBUTION

04 FEB 19 7:21

Issuer Information:

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   Dynasty Gold Corp.
   Name of Issuer

   735 – 1489 Marine Drive, West Vancouver, British Columbia, V7T 1B8
   Address

   604 – 913 – 0613
   Telephone Number

2. **State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.**

   The Issuer is a reporting issuer in British Columbia and Alberta.

Details of Distribution:

3. **State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.**

   The distribution date is January 19, 2004.

4. **For each security distributed, describe the type of security and state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   The Issuer distributed a total of 1,785,714 units at a price of $0.56 per unit. Each unit is comprised of one common share of the Issuer and one share purchase warrant, with each warrant being exercisable into one additional common share of the Issuer, at a price of $0.90 per share until January 19, 2005.

5. **Provide details of the distribution by completing the attached schedule.**

6. **Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.**

Each Jurisdiction Where Purchasers Reside	Price Per Security (Canadian $)	Total Dollar Value Raised from Purchasers in the Jurisdiction (Canadian $)
British Columbia, Canada	$0.56	$422,639.84
Scotland	$0.56	$20,160.00
Japan	$0.56	$47,600.00
Channel Islands	$0.56	$159,600.00
Netherlands	$0.56	$47,600.00
Switzerland	$0.56	$95,200.00
London, United Kingdom	$0.56	$72,800.00
Brazil	$0.56	$16,800.00
Belize	$0.56	$11,200.00
Singapore	$0.56	$11,200.00
Wisconsin, USA	$0.56	$11,200.00
Massachusetts, USA	$0.56	$16,800.00
Maryland, USA	$0.56	$39,200.00
California, USA	$0.56	$11,200.00
Arizona, USA	$0.56	$5,600.00
Nevada, USA	$0.56	$5,600.00
Washington, USA	$0.56	$5,600.00
TOTAL		**$999,999.84**

Commissions and Finder's Fees

7. **Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

Full Name and Address of Person Being Compensated	Compensation Paid (in Canadian $ and, if applicable, number and type of securities)	Exemption Relied on and Date of Distribution (if applicable)	Price per Share (Canadian $)
Canaccord Capital Corporation P.O. Box 10337 2200 – 609 Granville Street Vancouver, B.C. V7Y 1H2	32,297 Units[1] 323,143 Options[3] $63,345.59	Sec. 74(2)(23)[2] Sec. 74(2)(23)[2]	$0.56 (deemed) $0.62
Canaccord Capital Corporation USA, Inc. P.O. Box 10337 2200 – 609 Granville Street Vancouver, B.C. V7Y 1H2	650 Units[1] 34,000 Options[3] $4,284.00	Sec. 74(2)(23)[2] Sec. 74(2)(23)[2]	$0.56 (deemed) $0.62
TOTAL	**32,947 Units[1]** **357,143 Options[3]** **$67,629.59**		

(1) Each unit is comprised of one common share of the Issuer and one share purchase warrant. Each share purchase warrant is exercisable into one common share of the Issuer, at a price of $0.90 per share, up to and including January 20, 2005.

(2) Of the *Securities Act* (British Columbia).

(3) These options allow for the purchase of up to 357,143 common shares of the Issuer, at a price of $0.62 per share, up to and including January 19, 2005.

Certificate

On behalf of the issuer, I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 28th day of January, 2004.

Dynasty Gold Corp.
Name of issuer *(please print)*

Jonathan W. George, President
Print name and position of person signing

____
Signature of authorized signatory

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full Name and Residential Address of Purchaser	Number and Type of Securities Purchased	Total Purchase Price (Canadian $)	Exemption Relied On
Alfonso Ergas 3930 West. 32nd Avenue Vancouver, B.C. V6S 1Z3	15,000 Units	$8,400.00	Part 5.1 of MI 45-103
Robert Heffel 1030 Duchess Avenue West Vancouver, B.C. V7T 1G9	15,000 Units	$8,400.00	Part 5.1 of MI 45-103
Ken C. Tabor #1105 – 1328 Marinaside Crescent Vancouver, B.C. V6Z 3B3	54,000 Units	$30,240.00	Part 5.1 of MI 45-103
Luke Norman 1201 – 1516 Davie Street Vancouver, B.C. V6G 1V6	95,000 Units	$53,200.00	Part 5.1 of MI 45-103
John A. Dick Mill House, Postlip Lodge Winchcombe Glos GL 54 5AQ	36,000 Units	$20,160.00	Part 5.1 of MI 45-103
Joseph Grosso 3860 Moscrop Street Burnaby, B.C. V5G 2C9	100,000 Units	$56,000.00	Part 5.1 of MI 45-103

Full Name and Residential Address of Purchaser	Number and Type of Securities Purchased	Total Purchase Price (Canadian $)	Exemption Relied On
Tadahiro Kanazaki 3-7-17 Ibukino Izumi Osaka 594-0041 Japan	85,000 Units	$47,600.00	Part 5.1 of MI 45-103
Klassic-Four Investments Inc. 42805 Janzen Road Chilliwack, B.C. V2R 4K4	74,000 Units	$41,440.00	Part 5.1 of MI 45-103
Liberty Ermitage Global Wealth Management Jersey Limited 1st Floor, 47 The Esplanade St. Helier, Jersey JE1 9LB	200,000 Units	$112,000.00	Part 5.1 of MI 45-103
Mathias P.J. Linssen Onderste Molenweg Apt #75 Venlo LB Netherlands NL-5912TW	85,000 Units	$47,600.00	Part 5.1 of MI 45-103
Ron Mitchell La Vieille Davisonnerie La Route de la Hougue B/E St. Saviour Jersey JE2 7UX Channel Islands	85,000 Units	$47,600.00	Part 5.1 of MI 45-103
Victoria Skinner/ Dennis Fortin 40 West 23rd Avenue Vancouver, B.C. V5Y 2G7	18,000 Units	$10,080.00	Part 5.1 of MI 45-103
Stan Karon Holdings Inc. 204 – 1160 Burrard Street Vancouver, B.C. V6Z 2E8	35,000 Units	$19,600.00	Part 5.1 of MI 45-103
Walter Wehrli Neudoerflinger Strasse #7 Doerflinger Switzerland 8239	85,000 Units	$47,600.00	Part 5.1 of MI 45-103
Michael J. Hampton 168 Holland Pk Avenue London, United Kingdom W11 4UN	40,000 Units	$22,400.00	Part 5.1 of MI 45-103
Marc Gugerli Schlusselgarre 3, 8001 Zurich, Switzerland	85,000 Units	$47,600.00	Part 5.1 of MI 45-103

Full Name and Residential Address of Purchaser	Number and Type of Securities Purchased	Total Purchase Price (Canadian $)	Exemption Relied On
Aim Investments Inc. 31859 Garriola Court Abbotsford, B.C. V2T 5M9	50,000 Units	$28,000.00	Part 5.1 of MI 45-103
Phil Bedell 50 Walhachin Road Walhachin, B.C. V0K 2P0	20,000 Units	$11,200.00	Part 5.1 of MI 45-103
Centurion Capital Inc. 3400 – 666 Burrard Street Vancouver, B.C. V6C 2X8	20,000 Units	$11,200.00	Part 5.1 of MI 45-103
Percy Chan #2105 – 1067 Marinaside Crescent Vancouver, B.C. V6Z 3A4	18,000 Units	$10,080.00	Part 5.1 of MI 45-103
Harold Chang 2506 – 1199 Marinaside Crescent Vancouver, B.C. V6Z 2Y2	10,000 Units	$5,600.00	Part 5.1 of MI 45-103
Mauro Coppola R. Barao de Jaguaribe Rio de Janeiro Brazil 279	30,000 Units	$16,800.00	Part 5.1 of MI 45-103
Imex, Inc. 74 Bella Vista Suite 201 Belize City, Belize	20,000 Units	$11,200.00	Part 5.1 of MI 45-103
Pilar Izzard 2010 Russet Way West Vancouver, B.C. V7V 3B4	30,714 Units	$17,199.84	Part 5.1 of MI 45-103
Ong Kim Kiat 130 Coronation Road Singapore 269522	20,000 Units	$11,200.00	Part 5.1 of MI 45-103
Shiraz Lakhani 10 Tall Trees Close Emerson Park Hoin Church Essex RM112GR London, England	20,000 Units	$11,200.00	Part 5.1 of MI 45-103

Full Name and Residential Address of Purchaser	Number and Type of Securities Purchased	Total Purchase Price (Canadian $)	Exemption Relied On
Teresa Suk Ching Ma 36 – 7831 Garden City Road Richmond, B.C. V6Y 4A3	60,000 Units	$33,600.00	Part 5.1 of MI 45-103
Barbara Moriarty 8 Trenwith Lane St. Ives Cornwall TR261DD London, England	40,000 Units	$22,400.00	Part 5.1 of MI 45-103
Nautilis Capital Corp. 2626 Bellevue Avenue West Vancouver, B.C. V7V 1E4	20,000 Units	$11,200.00	Part 5.1 of MI 45-103
Paradise Orchards America Box 8000-534 Abbotsford, B.C. V2S 6H1	50,000 Units	$28,000.00	Part 5.1 of MI 45-103
Rover International Enterprise Ltd. 14 Detling Road Broodfield Crawley W. Sussex RH 119QL United Kingdom	30,000 Units	$16,800.00	Part 5.1 of MI 45-103
Roy Schemel 5240 Gulf Place West Vancouver, B.C. V7W 2V9	20,000 Units	$11,200.00	Part 5.1 of MI 45-103
Sindy Sidhu 8267 Bowyer Drive Mission, B.C. V2V 6V9	20,000 Units	$11,200.00	Part 5.1 of MI 45-103
Spikat Management Ltd. 4047 West 15th Avenue Vancouver, B.C. V6R 3A2	20,000 Units	$11,200.00	Part 5.1 of MI 45-103
Pat Wall 4160 Dollar Road North Vancouver, B.C. V7G 1A6	10,000 Units	$5,600.00	Part 5.1 of MI 45-103
Susan Damour North 80 – 64 Prague Elkhorn, Wisconsin 53121 USA	10,000 Units	$5,600.00	Part 5.1 of MI 45-103
Antony Herrey 150 Brattle Street Cambridge, Massachusetts 02138 USA	30,000 Units	$16,800.00	Part 5.1 of MI 45-103

Full Name and Residential Address of Purchaser	Number and Type of Securities Purchased	Total Purchase Price (Canadian $)	Exemption Relied On
Ralph W. Kettell, II 2905 Greencastle Road Burtonsville, Maryland 20866	70,000 Units	$39,200.00	Part 5.1 of MI 45-103
Patrick N. Schuette 2505 North Mayfair Road Milwawkee, Wisconsin 53266 USA	10,000 Units	$5,600.00	Part 5.1 of MI 45-103
J. Theodore Schwartz Jr. 503 Highland Drive Danville, California 94526 USA	20,000 Units	$11,200.00	Part 5.1 of MI 45-103
Wei-Tek Tsai/ Enyan Deng 10705 E Acoma Drive Scottsdale, Arizona 85255 USA	10,000 Units	$5,600.00	Part 5.1 of MI 45-103
Wellingborough Management Services, Inc. 4601 W. Sahara Avenue, Suite 1 Las Vegas, Nevada 89102 USA	10,000 Units	$5,600.00	Part 5.1 of MI 45-103
Mason D. Swigert 20101 NE 48th Circle Vancouver, Washington 98682 USA	10,000 Units	$5,600.00	Part 5.1 of MI 45-103
TOTAL	**1,785,714 Units**	**$999,999.84**	

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation.

82-1756

DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

January 29, 2004
NEWS RELEASE
TRADING SYMBOL DYG.V
SEC 12g3-2(b) #82-1756
www.dynastygoldcorp.com

ACQUISITION OF TERRAWEST MINERALS INC. HAS COMPLETED

Further to the Company's news release of January 28, 2004, the Company is pleased to announce that the acquisition of all of the issued and outstanding shares of Terrawest Minerals Inc. also completed on January 28, immediately following the closing of the short form offering and the private placement of units.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 29th day of January, 2004.

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President